SUPPLEMENTAL FILING IN RESPONSE TO AUGUST 15, 2006 COMMENT LETTER
Correspondence

Wednesday, August 30, 2006
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:  Robert Burnett
Staff Accountant

RE: Promotora Valle Hermoso Corporation
Item 4.01, Form 8-K filed August 15, 2006
Form 8-K filed June 29, 2006
Definitive Proxy on Schedule 14A filed on June 2, 2006
Form 10-QSB for the quarter ended March 31, 2006 filed May 23, 2006

Dear Mr. Burnett:

Promotora Valle Hermoso hereby responds to the August 15, 2006 comment letter as follows:

Form 8-K filed August 15, 2006

1.	The third paragraph states that there were no disagreements with Sherb through August 22, 2004. Please revise to correct the date. We assume you mean through August 14, 2004. Please revise or advise.

Response: The correction will be made to indicate August 14, 2006 and filed under an amended 8-K.

2.
The paragraph referring to the engagement of new auditors states “during the years ended December 31, 2002 and 2003 and the subsequent interim period through June 22, 2004…” Please revise to correct the dates in this section.

Response: The correction will be made to indicate the years of 2004 and 2005 accordingly, and to indicate the subsequent period through August 14, 2006 and filed under an amended 8-K.

3.	The Exhibit 16 letter is dated in 2005 and refers to a Form 8-K dated in 2005. Please revise to include a more currently dated letter that refers to the proper Form 8-K.

Response: A new letter will be provided as Exhibit 16 on an amended 8-K to indicate the applicable year and applicable date of the 8-K.

Form 8-K filed June 29, 2006

SUPPLEMENTAL FILING IN RESPONSE TO AUGUST 15, 2006 COMMENT LETTER

4.
We note that you disclose that the anticipated effective date of the exchange agreement was July 19, 2006. Tell us whether the exchange transaction has occurred and when you expect to file a Form 8-K under Item 2.01.

Response:  An 8-K on even date has been filed indicating the effective date of the exchange agreement that closed on June 24, 2006 as reported on Form 8-K filed on June 29, 2006.

Definitive Proxy on Schedule 14A filed on June 2, 2006

5.
We noted that in proposal two you solicit approval of the transfer of all of the company’s assets and the acquisition of the Promotora Valle Hermosa, Inc. through the exchange of newly issued shares. We note that as part of the proposal two discussions you have provided certain financial information regarding Promotora. We also note disclosure there that “[i]nformation regarding Promotora is annexed to this Information Statement.” However, the filing does not appear to contain any annex. Tell us whether you provided to shareholders audited financial statements for Promotorra as well as pro forma financial information as they appear to be required by item 14 of Schedule 14A.

Response: Although the proforma financial information of Promotora Valle Hermoso were provided in the text of the definitive proxy that was provided to all of the shareholders, it was not, as indicated, provided as a annexed exhibit.

Form 10-QSB for the quarter ended March 31, 2006

General

6.
We note a March 20, 2006 employment agreement with Adam Wasserman filed as Exhibit 10 to Forms S-8 (333-133941). The scope of employment appears to retain Mr. Wasserman to act in the capacity of your chief financial officer and controller. Please tell us why Maria-Fernanda Rosales, rather than Mr. Wasserman, has signed this Form 10-QSB as chief financial officer and provided the necessary Section 302 and 906 certifications.

Response: The agreement with Adam Wasserman was simply an outside consulting agreement that bore the title of “employment agreement”. Attention is directed to the first paragraph of the agreement that clearly states that Mr. Wasserman was engaged to act as “outsourced/part-time chief financial officer/controller for the company” and further indicated that it was not the intention of the company for Mr. Wasserman to be an “Officer of the Company or to sign off on any SEC related filings”. Thus the execution by Maria-Fernanda Rosales, rather than Mr. Wasserman, was proper.

Promotora Valle Hermoso further avers that:

SUPPLEMENTAL FILING IN RESPONSE TO AUGUST 15, 2006 COMMENT LETTER

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact our legal counsel, Glenn Goldberg, Esq. at 727.898.5200 or by fax at 1.866.323.6096 to discuss this or any related matter

Promotora Valle Hermoso Corporation

s/ Maria Fernada Rosales
Maria Fernanda Rosales
President & CEO

SUPPLEMENTAL FILING IN RESPONSE TO AUGUST 15, 2006 COMMENT LETTER